Filed by ESGEN Acquisition Corporation pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ESGEN Acquisition Corporation (File No. 001-40927)

On February 13, 2024, Nader Daylami, Chief Financial Officer of ESGEN Acquisition Corporation (“ESGEN”), published the following post on LinkedIn regarding ESGEN’s proposed transaction with Sunergy Renewables, LLC (“Sunergy”).

About Sunergy

Sunergy is a Florida-based regional provider of residential solar, distributed energy, and energy efficiency solutions focused on high growth markets with limited competitive saturation. With its differentiated sales approach and vertically integrated offerings, Sunergy serves customers who desire to reduce high energy bills and contribute to a more sustainable future.

About ESGEN Acquisition Corp.

ESGEN (Nasdaq: ESACU, ESAC, ESACW) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization, or similar business combination with one or more businesses or entities. ESGEN is led by Chief Executive Officer, Andrejka Bernatova and Chief Financial Officer, Nader Daylami, and is affiliated with Energy Spectrum Capital, a Dallas-based private investment firm with long-standing experience building companies across the energy infrastructure landscape over multiple decades.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to ESGEN and Sunergy. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about ESGEN’s and Sunergy’s ability to effectuate the proposed business combination with Sunergy (the “Business Combination”) discussed in this news release; the benefits of the Business Combination; the future financial performance of the combined company following the transactions; changes in ESGEN’s or Sunergy’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, the ability to raise additional funds prior to the closing of the Business Combination and plans and objectives of management. These forward-looking statements are based on information available as of the date of this news release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing ESGEN’s or Sunergy’s views as of any subsequent date, and none of ESGEN or Sunergy undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, ESGEN’s and Sunergy’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the Business Combination; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the Business Combination; (iii) the outcome of any legal proceedings that may be instituted against ESGEN, Sunergy or others following announcement of the Business Combination; (iv) the inability to complete the Business Combination due to the failure to obtain the approval of ESGEN shareholders; (v) the combined company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Business Combination; (vi) the combined company’s ability to obtain the listing of its common stock and warrants on the Nasdaq following the Business Combination; (vii) the risk that the Business Combination disrupts current plans and operations of Sunergy as a result of the announcement and consummation of the Business Combination; (viii) the ability to recognize the anticipated benefits of the Business Combination; (ix) unexpected costs related to the Business Combination; (x) the amount of any redemptions by public shareholders of ESGEN being greater than expected; (xi) the management and board composition of the combined company following the Business Combination; (xii) limited liquidity and trading of the combined company’s securities; (xiii) the use of proceeds not held in ESGEN’s trust account or available from interest income on the trust account balance; (xiv) geopolitical risk and changes in applicable laws or regulations; (xv) the possibility that ESGEN, Sunergy or the combined company may be adversely affected by other economic, business, and/or competitive factors; (xvi) operational risk; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Sunergy’s resources; (xviii) the risks that the consummation of the Business Combination is substantially delayed or does not occur; and (xix) other risks and uncertainties, including those to be included under the heading “Risk Factors” in the

ESGEN’s registration statement on Form S-4, as amended (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) and those included under the heading “Risk Factors” in ESGEN’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by ESGEN, Sunergy, their respective directors, officers or employees or any other person that ESGEN and Sunergy will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this news release represent the views of ESGEN and Sunergy as of the date of this news release. Subsequent events and developments may cause that view to change. However, while ESGEN and Sunergy may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ESGEN or Sunergy as of any date subsequent to the date of this news release.

No Offer or Solicitation

This news release relates to the Business Combination. This document does not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Important Information for Investors and Shareholders and Where to Find It

In connection with the Business Combination, ESGEN filed the Registration Statement that includes the the definitive proxy statement/prospectus (the “Proxy Statement”). The Registration Statement has been declared effective by the SEC and ESGEN will mail the Proxy Statement and other relevant documents to ESGEN’s shareholders. The Registration Statement, including the Proxy Statement contained therein, contains important information about the Business Combination and the other matters to be voted upon at a meeting of ESGEN’s shareholders to be held to approve the Business Combination (and related matters). This news release does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. ESGEN may also file other documents with the SEC regarding the Business Combination. ESGEN shareholders and other interested persons are advised to read the Registration Statement, including the Proxy Statement contained therein and other documents filed in connection with the Business Combination, as these materials contain important information about ESGEN, Sunergy and the Business Combination.

The Registration Statement, including the Proxy Statement contained therein, and other relevant materials for the Business Combination will be mailed to ESGEN shareholders as of the record date. Shareholders will also be able to obtain copies of the Registration Statement, the Proxy Statement and other documents filed or that will be filed with the SEC, free of charge, by ESGEN through the website maintained by the SEC at www.sec.gov, or by directing a request to: ESGEN Acquisition Corporation, 5956 Sherry Lane, Suite 1400, Dallas, TX 75225.

Participants in the Solicitation

ESGEN and Sunergy and their respective directors, officers and related persons may be deemed participants in the solicitation of proxies of ESGEN shareholders in connection with the Business Combination. ESGEN shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ESGEN, and a description of their interests in ESGEN is contained in ESGEN’s final prospectus related to its initial public offering, dated October 21, 2021, the Annual Report and in ESGEN’s subsequent period reports and other filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ESGEN shareholders in connection with the Business Combination and other matters to be voted upon at the ESGEN shareholder meeting is set forth in the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination is included in the Registration Statement that ESGEN has filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Sunergy Contacts

For Investors:

Cody Slach and Tom Colton

Gateway Group

sunergy@gatewayir.com

ESGEN Acquisition Corp. Contacts

For Media & Investors:

Nader Daylami

nader@esgen-spac.com

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